SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                         Friendly Ice Cream Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    358497105
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                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358497105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,688

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,688

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.73%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 358497105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,688

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,688

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.73%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358497105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,688

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,688

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.73%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358497105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Sizzlin Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,688

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,688

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.73%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358497105
          ---------

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Item 1.   Security and Issuer.

          No change.

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Item 2.   Identity and Background.

          No change.

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Item 3.   Source and Amount of Funds or Other Consideration.

          The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $8,406,311.

          The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Lion Fund and WSC. In addition, WSC established a line of credit from Branch Banking and Trust Company of Virginia in the amount of $700,000 and used $695,000 of the line of credit to pay off portions of margin loans that were used to purchase shares. Further, WSC may conduct a rights offering of its shares to raise capital for purposes that may include the purchase of additional shares of the Issuer (see Item 4 below).

          No borrowed funds were used to purchase the Shares beneficially owned by the Reporting Persons, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

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Item 4.   Purpose of Transaction.

          The Reporting Persons have consulted with the Chairman of the Board of Directors and management of the Issuer concerning the business, operations and future plans of the Issuer, and are seeking seats on the Board of Directors for Mr. Sardar Biglari and Dr. Philip L. Cooley. The Reporting Persons are currently seeking such seats through discussions with the Board of Directors and management of the Issuer but may consider other means of obtaining such seats if such discussions prove unsuccessful. The Reporting Persons continue to evaluate the business prospects of the Issuer, as well as their present and future intentions. The Reporting Persons may from time to time consult further with management, with members of the Board of Directors, or with other shareholders of the Issuer.

          The Reporting Persons may effect transactions that would change the number of shares they may be deemed to beneficially own. WSC may conduct a rights offering of its shares for purposes that may include the purchase of additional shares of the Issuer (see Item 3 above).

          Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.   Interest in Securities of the Issuer.

          (a-e) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,008,688 Shares or 12.73% of the Shares of the Issuer, based upon the 7,924,758 Shares outstanding as of July 28, 2006, according to the Issuer's most recent Form 10-Q.

          Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,008,688 Shares.

          Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,008,688 Shares.

          The trading date, number of Shares purchased and the price per share for all transactions in the Shares since Amendment 5 to the Schedule 13D filed by the Reporting Persons on September 25, 2006 are set forth in Exhibit B and were effected in open market transactions.

          The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          No change.

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Item 7.   Material to be Filed as Exhibits.

          A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

          B. A description of the transactions by the Reporting Persons since Amendment 5 to the Schedule 13D filed by the Reporting Persons on September 25, 2006 is filed herewith as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     ------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     ------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     ------------------


WESTERN SIZZLIN CORP.
     /s/ Robyn B. Mabe
     -----------------
     Robyn B. Mabe, Chief Financial Officer

                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

          The undersigned agree that this Amendment to the Schedule 13D dated October 6, 2006, relating to the Common Stock par value $0.01 of Friendly Ice Cream Corporation shall be filed on behalf of the undersigned.

October 6, 2006
-----------------------
(Date)

THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     ------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     ------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     ------------------


WESTERN SIZZLIN CORP.
By:  /s/ Robyn B. Mabe
     -----------------
     Robyn B. Mabe, Chief Financial Officer

                                                                       Exhibit B
                                                                       ---------

         Transactions in the Shares -- Lion Fund, BCC and Sardar Biglari

        Date of             Number of Shares               Price Per
        Transaction             Purchase                     Share
        ------------------------------------------------------------
        9/26/06                  27,400                     $10.15
        9/27/06                   1,000                     $10.22
        9/28/06                  13,000                     $10.16
        10/3/06                  11,500                     $10.76
        10/4/06                   5,400                     $10.62